EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends
Twelve Months Ended December 31, 2000
(Unaudited)
(Dollars in Thousands)

Pre-Tax Preferred Stock Dividends

Preferred Dividends	$ 1,320
Effective Income Tax Rate	0.3651
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6349
Pre-tax Preferred Dividends	$ 2,079
Fixed Charges
Interest Expense	$ 45,940
Amortization of Debt Premium, Discount and Expense	379
Interest Component Charges	12
Total Fixed Charges	46,331
Pre-tax Preferred Dividends	. 2,079
Total	$ 48,410

Earnings
Net Income	$ 96,042
Add:
Income Taxes Applicable to Utility Operating Income	58,147
Income Taxes Applicable to Non-Utility Operating Income	169
Income Taxes Applicable to Other Income (Expenses) --Net	. (3,089)
Total Fixed Charges	46,331
Total Earnings	$ 197,600
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	. 4.1